Dejour Sees 60% Increase in Net Production at Woodrush

Further Production Enhancements Planned for 2014

VANCOUVER, British Columbia, April 15, 2014 -- Dejour Energy Inc.: (NYSE MKT: DEJ / TSX: DEJ), an independent oil and gas natural gas exploration and production company operating in North America’s Piceance Basin and Peace River Arch regions, announced today that gross daily production at its Woodrush project in NE British Columbia is currently 540 boepd (380 net), an increase of 60% over average gross daily production during Q4 2013 of 316 boepd (237 net).

As previously reported on March 26, 2014 (effective date of acquisition February 1, 2014), the Company closed the purchase of certain natural gas producing assets and related processing facilities adjacent to its Woodrush oilfield 120 km. north of Ft. St. John, B.C. The assets acquired include a 54% working interest in a currently producing Halfway formation well and a 74% working interest in 3 shut-in Halfway natural gas wells. One of those wells has now been reactivated and is producing an additional ~1mmcf/d into the Company’s sales line at Woodrush. The Company is analyzing the best procedure for reactivating the remaining wells. Proven Developed Producing reserve additions are now being calculated.

“We are very pleased to report this development at Woodrush,” states Chairman/CEO Robert L. Hodgkinson, “and plan to continue to develop natural gas production at Woodrush throughout the remainder of 2014. Our $2.4mm CAPEX budget includes opening up the prolific Gething sweet gas zone that drapes over the Halfway at this project. We expect strong gas prices to prevail in B.C. Our delivery system to the Spectra line has capacity up to 6mmcf/d in its current configuration, 10mmcf/d with additional compression.”

In accordance with NYSE Regulation reporting requirements, the Company announces that the “Independent Auditor’s Report” on the Company’s Consolidated Financial Statements for the Year Ended December 31, 2013 contains, without qualifying the Auditor’s audit opinion, standard comments as to the Company’s ability to continue as a “going concern.”

Please join us for our Dejour Investor Update Conference Call:

April 17, 2014 11:00 EST
US/Canada Toll Free 1-866-321-6651
International Toll Free 1-416-642-5212
Conference ID: 8363391

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 71,500 net acres) and Peace River Arch regions (approximately 17,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
F: 604-638-5051
investor@dejour.com
or

Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com